October 25, 2005

VIA EDGAR AND FACSIMILE (202-772-9210)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Brad Skinner, Accounting Branch Chief

RE:	Pegasystems Inc.

Response to Comment Letter dated September 19, 2005

Regarding Form 10-K for Fiscal Year Ended December 31, 2004

Filed February 25, 2005 and

Form 10-Q for Fiscal Quarter Ended June 30, 2005

Filed July 29, 2005

File No. 001-11859

Ladies and Gentlemen:

On behalf of Pegasystems Inc. (the “Company”), I am responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated September 19, 2005 (the “Comment Letter”) to Mr. Christopher Sullivan, Chief Financial Officer and Treasurer of the Company, with respect to the Company’s Annual Report on Form 10-K, which was filed with the Commission on February 25, 2005 (the “Form 10-K”), and the Company’s Quarterly Report on Form 10-Q, which was filed with the Commission on July 29, 2005 (the “Form 10-Q”). Hard copies of this letter are also being delivered under separate cover to Christine Davis and Marc Thomas of the Commission.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 12

1.	In the discussion of your results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. For example, you refer to several factors that contributed to the increase in selling and marketing expenses in fiscal 2004, but give no indication as to the relative impact of each factor. Explain to us how you considered Section III.D of SEC Release No. 33-6835.

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October 25, 2005

The Company believes that its disclosure in the Management’s Discussion and Analysis (“MD&A”) section of the Form 10-K generally meets the requirements of Section III.D of SEC Release No. 33-6835, in that the Company identified and quantified many of the factors underlying its results of operations for the relevant periods. For example, the $16.1 million decrease in the Company’s license gross margins and the $14.2 million improvement in service margins are explained by quantifying the impact of each factor contributing to the change in results from the prior year.

After consideration of the Commission’s comments, the Company believes that the Operating Expenses, Selling and Marketing and General and Administrative sections of MD&A can be further detailed to include more precise quantifications of the leading factors underlying the changes. The Company will include additional disclosure in its future filings with the Commission consistent with this response.

2.	You disclose that perpetual license revenues in 2003 and 2004 decreased due to the restructured agreement with FDR. Please tell us more about your agreement with FDR. Tell us how the agreement was “restructured” and explain how the change in the agreement affected your revenue recognition.

The Overview and Results of Operations sections of the Form 10-K disclose that license revenues in 2004 decreased from 2003 due to an anticipated $10.6 million decline in license revenue associated with the restructured First Data Resources (“FDR”) 2002 agreement. In 1997, the Company originally entered into a term software license and support agreement with FDR, granting to FDR the right to use the Company’s software and new products and the exclusive right to market, distribute and sublicense the Company’s software and new products to FDR customers and prospects in the credit card market. The agreement was restructured in the first quarter of 2002, to change the existing term license to a perpetual license without exclusive rights in the credit card market. The Company had been recognizing the revenue under the original FDR agreement ratably over the term of that agreement. Under the terms of the restructured FDR agreement, the Company recognized $10.6 million of perpetual license revenue in 2003.

As the Company disclosed in its Form 10-K for 2003 and 2004, “Under the terms of the perpetual license agreement entered into during the first quarter of 2002, when we restructured our license agreement with FDR, FDR made monthly payments through December 2003. We recognized revenue under the FDR agreement, through the third quarter of 2003.” The Company recognized this revenue under the restructured agreement as the license payments became non-cancelable, which was three months in advance of receipts of payments, because while FDR had the contractual right to

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October 25, 2005

terminate the agreement, FDR was required to provide the Company with at least three months advance notice. The Company recognized no further license revenue from FDR in 2004, although it continued to earn maintenance revenue.

The restructured FDR agreement was filed as Exhibit 10.1 to the Company’s Form 10-Q for the first quarter of 2002 and as Exhibit 10.9 to the Form 10-K.

Liquidity and Capital Resources, page 18

3.	You disclose that you fund your operations primarily through cash flow from operations yet your discussion of operating cash flow is limited. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

The Company has reviewed the requirements of Section IV.B.1 of SEC Release 33-8350 and will include additional disclosure in its future filings with the Commission regarding the underlying drivers that affect changes in operating cash flow.

Financial Statements

Management Report on Internal Control Over Financial Reporting, page 31

4.

We note that as of December 31, 2004 you identified certain deficiencies in internal control over financial reporting and that your management was in the process of remediating these deficiencies. Item 4 in your Form 10-Q filed for the period ended March 31, 2005 provided no discussion nor referenced any deficiencies in internal control. Tell us in greater detail the nature of the deficiencies you identified as of year end, including how these deficiencies were identified, what remedial procedures were implemented and when you no longer considered the concerns to be considered deficiencies in internal control over

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October 25, 2005

financial reporting. Further, address why you determined these deficiencies did not rise to the level of a material weakness.

In connection with the assessment of the Company’s internal control over financial reporting as of December 31, 2004, a number of significant deficiencies were identified which were not remediated in sufficient time to ensure that modified controls were operating effectively. These significant deficiencies were as follows:

•	Insufficient segregation of duties in the disbursements area, including controls over the initiation of wire transfers;
•	Insufficient documentation in the disbursements area;
•	Errors in financial reporting and financial statement preparation, relating to the grouping of accounts in the statement of cash flows, the classification of short term investments in the financial statement footnotes, and the timing of future collections of license installment receivables in the financial statement footnotes, each of which was discovered and corrected prior to the filing of the 2004 financial statements;
•	Insufficient documentation supporting the write-off of fixed assets;
•	Insufficient controls over fixed assets and fixed asset disposition;
•	Insufficient technical review and supervision of tax decisions and insufficient formal documentation of tax planning, strategies and positions; and
•	Accounting for one lease of office space that was not in accordance with GAAP.

These significant deficiencies were identified through three means: self-testing of controls conducted by the Company’s staff; the annual audit of internal control over financial reporting conducted by the Company’s independent auditors; and normal management of daily operations. For each significant deficiency, the Company evaluated the cause of the deficiency and its resulting impact. The Company also applied “A Framework for Evaluating Control Exceptions and Deficiencies” developed by representatives of leading US accounting firms, to evaluate whether each exception constituted a deficiency, a significant deficiency or a material weakness. As part of this evaluation, the Company was able to identify other effective controls that provided assurance that the noted significant deficiencies did not materially impact the effectiveness of the Company’s overall internal control over financial reporting. As a result of this evaluation, the Company concluded that no material weaknesses in internal control over financial reporting existed as of December 31, 2004.

The Company has been taking actions to remediate the identified significant deficiencies in numerous ways. The Company modified its procedures, increased staff in the accounting area and conducted training to reinforce its controls and procedures.

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The Company has concluded that these remediation efforts did not constitute a change in internal control over financial reporting that materially affected, or was reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.	Explain in detail how, in light of the deficiencies noted, you were able to conclude that your disclosure controls and procedures and your internal controls over financial reporting were effective.

As mentioned in the Company’s response to Question 4 above, the Company applied “A Framework for Evaluating Control Exceptions and Deficiencies” developed by representatives of leading US accounting firms, to evaluate whether each exception identified as of December 31, 2004 constituted a deficiency, a significant deficiency or a material weakness, either individually or in the aggregate when considered with other similar deficiencies. A number of significant deficiencies were identified, as detailed in the Company’s response to Question 4 above. The Company also followed its quarterly self-assessment process to evaluate its disclosure controls and procedures as well as its internal control over financial reporting. As part of this evaluation, the Company was able to identify other effective controls that provided assurance that the noted significant deficiencies did not materially impact the effectiveness of the Company’s disclosure controls and procedures or overall internal control over financial reporting.

Notes to Consolidated Financial Statements

Significant Accounting Policies

Revenue Recognition, page 38

6.	Your policy indicates that you recognize revenue from perpetual and term licenses upon customer acceptance, provided that no significant obligations or contingencies exist. Please tell us about these acceptance provisions and any other revenue-related contingencies such as rights of return, stock rotation rights, price protection, and warranties. Describe the material terms of any such contingencies and describe their impact on your revenue recognition policy.

The Company’s standard license terms provide that the software is accepted upon delivery. Some of the Company’s license agreements, however, provide that acceptance does not occur until the successful completion of the customer’s evaluation or

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testing or production use of applications developed by the customer for which the Company’s software provides the base functionality. The trend in the Company’s acceptance terms has been increasingly towards acceptance on delivery or following limited evaluation or testing activities. In circumstances where acceptance does not occur upon delivery, the Company requires evidence that the applicable acceptance event has occurred prior to the recognition of revenue.

The Company reduces license revenue to reflect estimates of the fair values of potential concessions, such as disputed services, when revenue is initially recorded. The Company typically has not provided price protection or stock rotation rights, as it derives very limited revenue from resellers. The Company has, in a small number of instances, provided limited rights of return or cancellation. The Company records allowances for estimates of potential credit memos and sales returns when the related revenue is recorded. These estimates are based on historical analyses of credit memo data, current economic trends, and experience with customer disputes, products, customer industry and other factors. These estimated amounts are deferred or reserved until the related elements of the agreement are completed and provided to the customer or the dispute is resolved.

The Company warrants that its software products will conform to documented specifications. The services required to remedy any breach of this warranty are typically covered by the obligations of the Company under maintenance support agreements. Nearly all customers using our software have active maintenance support agreements. As a result, we have not experienced significant claims related to software warranties beyond the scope of maintenance support which the Company is already obligated to provide, and consequently the Company has not established reserves for warranty obligations.

The Company will include additional disclosure in its future filings with the Commission consistent with this response.

7.	You disclose that when license fees are not fixed or determinable some license fees are accounted for on a subscription basis. Please explain your reference to “subscription basis.” In this regard, please tell us whether these agreements include unspecified additional software products. See paragraph 49 of SOP 97-2.

As the Company noted in the Significant Accounting Policies section of the Form 10-K, in certain circumstances where term license fees are not fixed or determinable, the revenue from these term license arrangements is recognized as payments become due over the term of the license. In this context, the Company has referred to “subscription basis” as meaning

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recognized over the term of the agreement as payments become due, or ratably over the term of the agreement when payments are made in advance. The Company applies this accounting to term license agreements with a term of less than twelve months and term license agreements with bundled maintenance for the entire term such that an annual renewal rate for the post contract support (PCS) in these types of arrangements cannot be established and the bundled element must be recognized ratably over the term of the agreement in accordance with SOP 97-2 paragraph 12 and paragraphs 56-62. These arrangements do not include unspecified additional software products.

The Company will clarify this disclosure to remove the reference to the subscription basis of accounting in its future filings with the Commission consistent with this response.

8.	It appears that your arrangements may involve multiple elements. Please describe to us all elements included in any multiple-element arrangements and explain how you allocate the arrangement fee to each element. Indicate whether you determine VSOE for each element or for the undelivered elements only and describe how your current revenue recognition policy addresses these arrangements.

The Company’s license arrangements, sold either on a term or perpetual basis, may contain multiple elements. In addition to the license, these elements generally include professional consulting services, training and maintenance services. The Company does not have vendor specific objective evidence of fair value (“VSOE-FV”) for the license and, therefore, recognizes revenue based on the residual value method as prescribed in SOP 98-9. The Company typically determines VSOE-FV for the remaining elements, whether delivered or undelivered, as the price for each remaining element when it has been sold separately.

Professional Services – Per SOP 97-2.10, the Company’s VSOE-FV for professional services is established as the actual rate for professional services that have been sold separately by the hour.

Training – Typically, the Company offers 2-5 day training courses, held at either the Company’s training center or at a customer location. VSOE-FV is determined as the price charged when the courses are sold separately.

Maintenance – The Company sells maintenance at an annually renewable rate explicitly identified in the original license agreement. This establishes VSOE-FV of maintenance under SOP 97-2.10 and .57 and under TPA 5100.52 for perpetual licenses and TPA 5100.54 for term licenses.

The Company will include additional disclosure in its future filings with the Commission consistent with this response.

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9.	For multiple element arrangements that include term licenses, please describe to us the length of both the license terms and the related maintenance periods and explain how you determine that VSOE exists for the maintenance. As part of your response, address the guidance in AICPA Technical Practice Aids 5100.53 and 5100.54.

The Company’s term license agreements are typically three to eight years in length. Maintenance is offered to the customer throughout the term of the contract on an annually renewable basis. Typically, the first year of maintenance is bundled with the license, with the maintenance fees explicitly identified in the original agreement. Successive annual periods of maintenance may be renewed at the fees specified under the agreement, plus an inflation adjustment in most cases. This establishes VSOE-FV for maintenance, since the maintenance starting in year two of each contract is sold separately and meets the requirements of establishing VSOE-FV under TPA 5100.54.

In the rare circumstance where the Company offers a term license that is twelve months or less in duration, the Company recognizes revenue from the entire agreement ratably, since VSOE-FV cannot be established for the maintenance element under TPA 5100.53 and therefore the residual value of the license is unknown.

10.	You disclose on page 6 that you provide professional services to add new functionality to your software. Please tell us more about these services and the other professional consulting services described in your revenue recognition policy. It appears that services are offered as a part of multiple-element arrangements. If these services are offered as part of multiple-element arrangements, explain to us how you have concluded that the services should be accounted for separately. Refer to paragraphs 7 and 63 to 71 of SOP 97-2 for further guidance.

Typically, the Company’s professional services are not essential to the functionality of the licensed software, as they do not involve producing new software or customizing or modifying the licensed software, but rather implementation support to help customers create rule sets that enable those customers to configure the software to their specific business processes. These services can be and are provided by many other vendors.

Per SOP 97-2.10, the Company’s VSOE-FV rate per service hour is established as the actual rate charged per hour for time and materials services that have been sold separately. The VSOE-FV of services is determined by multiplying the VSOE-FV rate per hour by the services hours incurred, or committed. Because the VSOE-FV of the services exists, the services provided are not essential to the functioning of the software and are described in the contract such that the total price of the arrangement would be expected to vary as the result of the inclusion or exclusion of the services, the

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Company accounts separately for the services element of the arrangement as per SOP 97-2.65-.66, and allocates revenue among the elements based on the VSOE-FV.

The Company will include additional disclosure in its future filings with the Commission consistent with this response.

11.	We note your disclosures regarding fixed-price service projects. These projects appear to include several elements for which you are unable to accurately estimate the fair values until later in the implementation process. It is unclear what revenue recognition guidelines you are following when recording revenue from these contracts, e.g., whether you are using a proportional performance or completed performance model. Please describe in detail how you recognize revenue from these fixed-price service projects and refer to the specific authoritative literature that supports your accounting. Further, tell us the nature of the direct costs incurred which you use in determining the amount of revenues recognized. Also, tell us the typical timeframe over which you perform under these fixed-price service projects.

The Company’s fixed price engagements are either associated with a license transaction or with a stand-alone service. The Company has concluded that it does not have VSOE-FV for fixed-price service contracts nor does the Company have the ability to initially estimate the time required to complete a given project with sufficient accuracy. This inability resulted from problems associated with fixed price services contracts entered into during the 1990s, where the Company’s experience indicated that it had inadequate systems for accurately estimating time for completion of a project. While the Company has made significant progress in strengthening its internal operating processes to provide for more accurate estimation, it continues to believe that its processes for determining hours necessary to complete a project do not provide adequate support for its estimates.

Historically, the Company has entered into many fixed price arrangements. Consistent with the experience of many vendors, both in service and contracting businesses, the Company has occasionally incurred losses on fixed price contracts. These losses are estimated using the Company’s best estimate of the aggregate loss incurred at the date a loss becomes apparent. These losses, however, are infrequent (93% of all contracts over the past three years have been profitable) and in the vast majority of fixed price contracts the Company earns a substantial profit on the services. Therefore, the Company believes that it has reasonable assurance that a profit will be earned on any fixed price contract into which it enters. The Company closely monitors projects to ensure any losses are recognized immediately.

Consistent with the discussion in the 1978 FASB Invitation to Comment, “Accounting for Certain Services Transactions”, the Company determined that two possible methods of revenue recognition in fixed price contracts were possible when there is an inability to make a dependable estimate to complete: (1) a proportional performance model using a systematic and rational method of recognition as discussed in paragraph number 12b of the FASB Invitation to Comment; or (2) a completed performance model where all revenue would be deferred until completion together with all related direct costs incurred.

The Company’s policy is to use a proportional performance model applying a systematic and rational method of recognition as suggested in the FASB Invitation to Comment in paragraph number 12b. The Company measures revenue initially based upon the hours incurred at the minimum rate expected to be recovered under the contract (a minimum billing rate equal to direct costs incurred, up to amounts billed to date). Once a project has reached a point that the Company can accurately estimate the hours necessary to complete the project, which generally occurs at the time of completion, the rates applied are adjusted to reflect the final expected rates to be earned in the contract. Essentially, the method applied results in the recognition of no gross profit until completion of a fixed price project. The Company notes for the Commission that the impact on net income of this approach is the same for this method and for the completed performance method. In addition, this method is not dissimilar from the method described in paragraph 25(c) of SOP 81-1, which addresses the application of the percentage-of-completion method of accounting when estimates are impractical:

“c. However, in some circumstances, estimating the final outcome may be impractical except to assure that no loss will be incurred. In those circumstances, a contractor should use a zero estimate of profit; equal amounts of revenue and cost should be recognized until results can be estimated more precisely. A contractor should use this basis only if the bases in (a) or (b) are clearly not appropriate. A change from a zero estimate of profit to a more precise estimate should be accounted for as a change in an accounting estimate.”

The Company believes that this method of recognition best reflects how the Company provides services under its fixed price contracts and earns the related revenues.

The FASB Invitation to Comment indicates that the completed performance method is most applicable in situations where “the proportion of services to be performed in the final act [are] so significant in relation to the service transaction taken as a whole that performance cannot be deemed to have taken place until the execution of that act.” That is not the case in the Company’s fixed price engagements. The Company’s services consist of a series of acts carried out to customer specification; these acts are all performed by trained professionals using an established delivery methodology. Therefore, the Company believes that the method chosen is a systematic and rational method consistent with the description of the proportional performance method in the FASB Invitation to Comment. The FASB Invitation to Comment indicates, in part, that this method is to be applied when “performance consists of the execution of more than one act and revenue should be recognized based on the proportionate performance of each act.” The FASB Invitation to Comment also indicates that “there is a close correlation between the amount of direct costs incurred and the extent of performance achieved.” It further indicates that “revenues are recognized in a manner related to performance achieved”; the Company believes the method it has adopted best accomplishes that goal while recognizing the inherent problems in its estimation processes.

The Company acknowledges that the FASB Invitation to Comment indicates that when a transaction “involves an unspecified number of similar acts with a fixed period for performance, revenue should be recognized on the straight line method over the performance period”; however, in the Company’s situation, the period for performance is not fixed, but rather is a result of the effort required to complete each act outlined in the project. Therefore, the Company believes that its revenue recognition policy for fixed price contracts results in a systematic and rational method of recognizing revenue as earned and also provides the reader of the financial statements with useful information regarding the allocation of resources to its service organization.

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Item 4. Controls and Procedures, page 27

12.	You disclose that as of June 30, 2005 your disclosure controls and procedures were “not fully effective.” Tell us how you have considered the requirements of Item 307 of Regulation S-K when making such statement. In this regard, we note that this disclosure should clearly state that your disclosure controls and procedures either were effective or were ineffective as of the date of the report. Any qualifications to this conclusion do not conform to the requirements of Item 307 of Regulation S-K. Refer to Question 5 of the FAQ on Release No. 34-47986 “Management’s Report on Internal Control Over Financial Reporting and Disclosure in Exchange Act Periodic Reports.”

After a review of the requirements of Item 307 of Regulation S-K and Question 5 of the FAQ on Release No. 34-47986, “Management’s Report on Internal Controls Over Financial Reporting and Disclosure in Exchange Act Periodic Reports,” the Company will include additional disclosure in its Form 10-Q for the third quarter 2005 to indicate that its disclosure controls and procedures were not effective as of June 30, 2005.

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13.	Please describe in greater detail the nature of the material weakness you identified in your disclosure. Tell us when the material weakness was identified, by whom it was identified and when the material weakness began. As part of your response, describe to us the specific steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to correct the material weakness. Indicate when each corrective action was completed or is expected to be completed.

In Item 4 of the Form 10-Q, the Company described the nature of the reported material weakness in the third paragraph of subsection (a). As noted in this paragraph, the reported material weakness was caused by the departure of the Company’s Revenue Accounting Manager in June 2005, due to relocation. The Revenue Accounting Manager departed shortly before the end of the Company’s second quarter, and the Company was without the benefit of his services and experience during the accounting review of the revenue transactions that occurred during that quarter. The remaining accounting staff took on additional workload and responsibilities as a result. This strain on the Company’s accounting staff resulted in one customer transaction in the Company’s initial consolidated trial balance not being properly accounted for. This transaction, involving revenue of approximately $1 million, had unique acceptance circumstances involving potential undelivered services. The Company’s accounting staff analyzed the terms of this transaction and determined that the fair value of the undelivered services could be estimated and deferred, and that the residual software license revenue should be recognized. This residual revenue was booked on the Company’s initial trial balance and draft financial statements. The Company’s independent auditors reviewed the transaction and determined that VSOE-FV of the undelivered services did not exist, and, therefore, the residual value of the software license was not yet determinable. The Company agreed with the analysis of the independent auditors and decided not to recognize the revenue in that period. This revenue was deferred prior to the public release of the Company’s financial results for the second quarter of 2005 and did not affect any of the Company’s reported results.

After a thorough review of the circumstances surrounding this transaction, the Company concluded that a material weakness existed in its internal control over financial reporting as of June 30, 2005 and reported this material weakness in the Form 10-Q. The Company’s independent auditors advised management that they concurred in management’s assessment that this situation was a material weakness in internal control over financial reporting.

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The Company has taken actions to remediate this material weakness. The Company appointed a new Revenue Accounting Manager to fill the position vacated by the employee who resigned, and strengthened its other revenue accounting staff and management to reduce its reliance on any single individual. The Company also reinforced its controls and procedures for the recording of revenue events through education of staff. In addition, the Company improved its protocol for consulting with its independent auditors on revenue transactions with unusual terms and conditions. These changes to the Company’s internal control over financial reporting have been in place for a sufficient period of time for management to conclude that the changes have been designed properly and that they have been functioning as designed.

The Company will include additional disclosure in its future filings with the Commission consistent with this response.

* * * *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or the Form 10-Q; and

•	The Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning these responses, need further supplementary information or if you would like to discuss any of the matters covered in this letter, please contact me at (617) 866-6136. Thank you.

Very truly yours,

/s/ Shawn Hoyt

Shawn Hoyt,

General Counsel and Secretary

cc:	Christine Davis, SEC Staff Accountant

Marc Thomas SEC Senior Staff Accountant

Christopher Sullivan

Robert V. Jahrling, Esq.